OPERATING AGREEMENT

OF

IRON LILLY, LLC

IRON LILLY, LLC

January ___, 2023

PURCHASERS OF CLASS A UNITS IN IRON LILLY, LLC ("CLASS A UNITS") WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENTS FOR AN INDEFINITE PERIOD OF TIME. THE CLASS A UNITS HAVE NOT BEEN REGISTERED (i) UNDER ANY STATE SECURITIES LAW (THE "STATE ACT"), OR (ii) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL ACT"), AND NEITHER THE CLASS A UNITS NOR ANY PART THEREOF MAY BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF ARTICLE 11 OF THIS AGREEMENT, WHICH RESTRICT THE TRANSFER OF CLASS A UNITS, AND (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER EACH APPLICABLE STATE ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER SUCH STATE ACT OR FOR WHICH SUCH REGISTRATION OTHERWISE IS NOT REQUIRED, AND (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE FEDERAL ACT OR FOR WHICH SUCH REGISTRATION OTHERWISE IS NOT REQUIRED.

TABLE OF CONTENTS

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OPERATING AGREEMENT
OF
IRON LILLY, LLC

THIS OPERATING AGREEMENT (this "**Agreement**") is made and entered into by and among the persons executing this Agreement (collectively referred to as the "**Members**" and individually as a "**Member**").

W I T N E S S E T H :

WHEREAS, the parties hereto desire to operate in the form of a limited liability company managed by its Manager under and pursuant to the Act (as defined below), to conduct certain business as a limited liability company, and to set forth their mutual rights and obligations in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and undertakings hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members hereby agree as follows:

ARTICLE 1. DEFINITIONS

Section 1.01 Definitions. As used herein the following terms have the indicated meanings:

(a) "**1933 Act**" means the United States Securities Act of 1933 codified at 15 U.S.C. § 77a, *et seq.*

(b) "**1934 Act**" means the United States Securities Exchange Act of 1934 codified at 15 U.S.C. § 78a, *et seq.*

(c) "**Act**" means the Tennessee Revised Limited Liability Company Act, as amended from time to time, and any corresponding provisions of any successor legislation.

(d) "**Affiliate**" means, with respect to any Person (as defined herein), (1) any Person directly or indirectly controlling, controlled by or under common control with such Person, (2) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such Person, (3) any officer, director, general partner, or manager of such Person, or (4) any Person who is an officer, director, general partner, manager, trustee or holder of ten percent (10%) or more of the voting securities of any Person described in clauses (1) through (3) of this sentence.

(e) "**Agreement**" means this Operating Agreement, as amended from time to time.

(f) "**Available Cash Flow**" means all cash, revenues and funds (including borrowings) received by the Company for each fiscal year, less the sum of the following to the extent paid or set aside by the Company: (1) all required debt service of principal and interest payments on indebtedness of the Company and other sums paid to lenders; (2) all cash expenditures incurred incident to the normal operation of the Company's business; and (3) such

financial reserves as the Manager deems reasonably necessary to the proper operation of the Company's business. Available Cash Flow shall also consider that funds shall be made available before distribution for the following:

(1) Collection account management costs and fees;

(2) Residuals and applicable payments owed to or on behalf of unions and guilds, including without limitation SAG-AFTRA;

(3) To the extent applicable, any bonus payments to third parties, to the extent paid by Company (e.g. box office bonuses);

(4) To the extent not deducted off the top prior to receipt of Company Gross Revenue, and to the extent applicable, all distribution fees and distribution costs (including, without limitation, ad overhead, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Picture (e.g. producer representatives, sales advisors, etc.);

(5) All marketing and distribution costs paid by Company (including, without limitation, residuals, union obligations, delivery items, costs for producers, director, cast and others related to the Picture to attend premieres, film festivals and film markets);

(6) All payments to agents, accountants, attorneys and other parties who represent the Picture;

(7) Any payments paid as advances, royalties or otherwise in connection with the exploitation of ancillary and subsidiary rights; and,

(8) All costs of auditing any distributor of the Picture of any ancillary or subsidiary rights (including without limitation, legal and auditor fees and costs).

(g) **"Capital Account"** means an account established pursuant to Section 2.09 hereof.

(h) **"Capital Contribution"** means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Membership Interest held by such Member pursuant to the terms of this Agreement.

(i) **"Certificate of Formation"** means the Articles of Formation of the Company filed with the Secretary of State of the State of Tennessee, as amended from time to time.

(j) **"Class A Member"** means a Member owning Class A Units.

(k) **"Class B Member"** means a Member owning Class B Units.

(l) “**Closing**” means any closing of Units in the Company in return for Capital Contributions, and shall mean any Initial Closing, Subsequent Closing of Final Closing of Class A Units, as well as any closing of any other class of Units.

(m) “**Code**” means the Internal Revenue Code of 1986, as amended from time to time, and any corresponding provisions of any successor legislation.

(n) “**Company**” means **IRON LILLY, LLC**, a Tennessee limited liability company.

(o) “**Company Expenses**” shall have the meaning assigned to such term in Section 3.01.

(p) “**Days**” means all calendar days, whether or not such days are legal holidays under the laws of the United States or any state.

(q) “**Depreciation**” means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period; **provided, however,** that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax deduction, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; and **provided, further,** that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

(r) “**Determination Date**” means the date which is the last day of the month preceding the month that gave rise to the sale of the Class A Units under Article 11.

(s) “**Final Closing**” shall have the meaning assigned to such term in Section 2.04.

(t) “**Financial Rights**” means a Member’s rights as a member of the Company to share in (1) Profits and Losses to the extent provided in this Agreement, and (2) distributions to the extent provided in this Agreement.

(u) “**Financial Rights Owner**” means the owner of Financial Rights who is not a Member.

(v) “**Funding Agreement**” means each agreement entered into between a potential Class A Member and the Company pursuant to which such potential Class A Member agrees to acquire, and the Company agrees to issue, a specified number of Class A Units in exchange for Capital Contributions equal to One Hundred Dollars ($100) per Class A Unit, all on such terms and conditions as are provided in this Agreement and as may be provided in such Funding Agreement. A Funding Agreement shall become effective as of the date it has been executed and delivered by the potential Class A Member thereto and accepted by the Manager on behalf of the Company.

(w) **"<u>Governance Rights</u>"** means a right to vote on one or more matters as specified under this Agreement, the Certificate of Formation and the Act, and all of a Member's rights as a member of the Company other than Financial Rights.

(x) **"<u>Gross Asset Value</u>"** means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(1) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

(2) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* contribution of money or other property; (ii) the distribution by the Company of more than a *de minimis* amount of money or other property to a Member as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); **<u>provided</u>, <u>however</u>,** that the adjustments pursuant to clauses (i) and (ii) shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(3) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution; and

(4) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 6.05(g) hereof; **<u>provided</u>, <u>however</u>,** that Gross Asset Values shall not be adjusted pursuant to this subparagraph (4) to the extent the Manager determines that an adjustment pursuant to subparagraph (2) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (4).

If the Gross Asset Value of an asset has been determined or adjusted hereunder, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(y) **"<u>Indebtedness</u>"** shall have the meaning assigned to such term in Section 2.05.

(z) **"<u>Indemnified Person</u>"** means any person who is or was a Party to, or is threatened to be made a Party to, any Proceeding, whether or not by or in the right of the Company, by reason of the fact that such Person is or was an officer, manager, employee or agent of the Company, or is or was serving at the request of the Company.

(aa) **"<u>Initial Closing</u>"** shall have the meaning assigned to such term in Section 2.03.

(bb) **"<u>Liability</u>"** means, for purposes of Article 9, the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or expenses (including attorneys' fees) actually and reasonably incurred with respect to a Proceeding.

(cc) **"<u>Manager</u>"** means the Person elected or otherwise designated by the Class B Members to manage the Company pursuant to the Act. The initial Manager is YOCHANAN MARCELLINO.

(dd) **"<u>Members</u>"** means the Persons who are, from time to time, admitted as members of the Company pursuant to the Act and this Agreement and whose names are set forth on **Exhibit A** which is attached hereto and made part of this Agreement, as such, **Exhibit A** may be amended from time to time. The term Member shall include both Members owning Class A Units and Class B Units.

(ee) **"<u>Membership Interest</u>"** means a Member's interest in the Company, which when expressed as a percentage of all Membership Interests in the Company shall be equal to such Member's Membership Percentage. The Membership Interest shall consist of the Member's (1) Financial Rights, (2) right to Transfer Financial Rights to the extent permitted under this Agreement, the Certificate of Formation and the Act, (3) Governance Rights, and (4) right to Transfer Governance Rights to the extent permitted under this Agreement, the Certificate of Formation and the Act.

(ff) **"<u>Membership Percentage</u>"** means the percentage interest of a Member as shown on **Exhibit A**, as amended from time to time as required by this Agreement, the Act, or the Code. In the event any portion of the Financial Rights are Transferred in accordance with the provisions of this Agreement, the transferee of such Financial Rights shall succeed to the Membership Percentage of his transferor to the extent it relates to the transferred interest.

(gg) **"<u>Minimum Funding</u>" "** shall have the meaning assigned to such term in Section 2.02.

(hh) **"<u>Organizer</u>"** means Erich N. Nichols, the individual who organized the Company by filing the Certificate of Formation with the Secretary of State of Tennessee on behalf of the Company.

(ii) **"<u>Party</u>"** means, for purposes of Article 9, any Person who was, is, or is threatened to be, made a named defendant or respondent in a Proceeding.

(jj) **"<u>Person</u>"** means any individual, partnership, limited liability company, corporation, trust, or other entity.

(kk) **"<u>Personal Representative</u>"** means any Person who succeeds to such Member's estate as a result of such Member's death, legal incompetence, or event of bankruptcy and any transferee of such Member's interest from any such Person.

(ll) **"<u>Preemptive Rights</u>" "** shall have the meaning assigned to such term in Section 2.12.

(mm) **"Picture" "** shall mean the feature length motion picture presently entitled "Iron Lilly."

(nn) **"Proceeding"** means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal.

(oo) **"Profits"** and **"Losses"** mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(1) Income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses hereunder shall be added to such taxable income or loss;

(2) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses hereunder shall be subtracted from such taxable income or loss;

(3) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (2) or (3) of the definition of Gross Asset Value hereunder, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(4) Gain or loss resulting from any disposition of a Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(5) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period computed in accordance with the definition of Depreciation contained herein;

(6) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required by Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(7) Notwithstanding any other provision herein, any items which are specially allocated pursuant to Section 4.04 and Section 4.04 shall not be taken into account in computing Profits or Losses.

(pp) **"Record Holder** means a Member who is a Member as of the record date as proved in Section 6.07 hereof.

(qq) **"Regulations"** includes proposed, temporary and final regulations promulgated under the Code.

(rr) **"Subsequent Closings"** shall have the meaning assigned to such term in Section 2.04.

(ss) **"Successor"** means a Member's executor, administrator, guardian, conservator, other legal representative or successor.

(tt) **"Transfer"** means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate or otherwise dispose of an item, and in either case, including a Transfer by operation of law, divorce, bankruptcy, foreclosure, judicial sale or otherwise.

(uu) **"Unit"** means a unit representing a Membership Interest in the Company. All Membership Interests in the Company shall be represented by Units. Units can be owned in fractional denominations of less than a whole Unit. Units shall initially be issued as "**Class A Units**" and "**Class B Units**." For purposes of this Agreement, a Class A Unit shall mean a Unit in the Company that entitles the Record Holder thereof to all rights, powers and obligations of a member of a limited liability company formed under the Act, **provided, however,** the Record Holder of a Class A Unit shall not be entitled to vote on any matters brought before the Members of the Company for a vote unless the right to vote is specifically provided herein, and shall not be entitled to participate in management, unless specifically elected as a Manager, as provided herein. For purposes of this Agreement, a Class B Unit shall mean a Unit in the Company that entitles the Record Holder thereof to all rights, powers and obligations of a member of a limited liability company formed under the Act, including, without limitation, the right to vote on all matters brought before the Members of the Company for a vote. There shall be up to one hundred forty-eight thousand five hundred (148,500) Class A Units and one thousand five hundred (1,500) Class B Units. The term Unit shall include both Class A Units and Class B Units. In the event the Manager raises additional Capital Contributions by issuing Units in the Company different than Class A Units or Class B Units, then such additional class of units in the Company shall also be referred to as Units. As of February 1, 2023, the Units are based upon a Fifteen Million Dollar ($15,000,000) valuation. Subsequent sales of Units (including newly issued Units) may be based upon different valuations, which shall be determined by the Manager in its sole discretion.

ARTICLE 2. ORGANIZATION

Section 2.01 **Formation.** The Company was formed on August 29, 2022, upon the filing of Articles of Formation by the Organizer with the Secretary of State of the State of Tennessee.

Section 2.02 **Adoption of Agreement.** The Members hereby adopt this Agreement as the operating agreement of the Company, as the terms "operating agreement" and "limited liability company agreement are used in the Act, to set forth the rules and regulations regarding the management of the business of the Company, the governance of the Company, the conduct of its business and the rights and privileges of its members.

Section 2.03 Name. The name of the Company shall be **IRON LILLY, LLC**. The Company may adopt and conduct its business under such assumed or trade names as the Manager may from time to time determine. The Company shall file any assumed or fictitious name certificates as may be required to conduct business in any state.

Section 2.04 Company Property. The Company's property shall consist of all Company assets and all Company funds, including but not limited to, the Picture, and the copyright therein.

Section 2.05 Section 9.02 Copyright to the Picture. Company shall own, solely and exclusively, on a worldwide basis, the entire copyright (and all extensions and renewals of copyright) in and to the Picture and all film, tape, databases and other physical materials embodying the same and/or created in connection therewith, as well as the screenplay for the Picture, all characters, events, stories, narratives, dialogue, music, effects and other elements contained therein and all of the results and proceeds of Company's services (collectively, the "**Materials**"), and may, at its option, file copyright registrations for all rights associated with or derived from the Picture in Company's name. It is understood and agreed that upon dissolution of the Company, if all the rights in the Picture and/or its underlying property (to the extent owned by the Company) have not been disposed of by the Company prior to such dissolution, then any and all copyrights and copyright rights ancillary thereto of the Company in and to the Picture and/or its underlying property (to the extent owned by the Company) shall be promptly transferred to the Managers in equal portions to each of the Managers,, unless otherwise specified in this Agreement or any other agreement in connection with the Picture and the Managers shall assume all responsibility and obligations (including repayment obligations to the Members and disbursement of Profit Participations to third parties) in connection with the Picture. In furtherance thereof, the Managers shall promptly execute all necessary and proper assignments and/or other documents to effectuate said transfer.

ARTICLE 1. PURPOSE AND POWERS

Section 1.01 Purpose. The Company operates a business pertaining to with the development, production, and exploitation of the Picture.

Section 1.02 Powers. The Company may exercise all powers necessary or convenient to carry out its business and affairs and to effectuate the purposes set forth in Section 1.01 hereof which may be legally exercised by limited liability companies under the Act.

Section 1.03 Nature of Members' Interests. The Membership Interests of the Members in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Member nor a successor, representative or assign of such Member, shall have any right, title or interest in or to any Company property or the right to partition any real property owned by the Company.

ARTICLE 2. INITIAL MEMBER, CLOSING, CAPITAL CONTRIBUTIONS, MEMBERSHIP INTERESTS, COMPANY INDEBTEDNESS AND CAPITAL ACCOUNTS

Section 2.01 __Initial Member__. As of the date of this Agreement and until such time as the Initial Closing (defined below) occurs, the Company shall have only one Member, CITY OF PEACE FILMS, INC., a Tennessee corporation (**"__COP__"**). Initially COP's Membership Interest shall consist of one thousand five hundred (1,500) Class B Units. After the Initial Closing, COP shall continue to own such Class B Units, and the Company will transfer the Class A Units to potential investors upon completing a Funding Agreement and agreeing to make the corresponding Capital Contributions for the number of Class A Units. COP may freely offer and assign Units held by COP to Persons for incentive purposes without any required consent of the Class A Members. Until (and in the event of) a new class of equity or other security is issued by the Company, the Class B Member shall be considered to hold all of the remaining Financial Rights in the Company not held by the Class A Members' Membership Percentages, regardless of whether the Class B Member actually holds the unissued Class A Units.

Section 2.02 __Minimum Funding and Failure to Obtain Minimum Funding__. As a condition precedent to the Company having an Initial Closing (defined below), the Company must receive subscriptions for at least two hundred thousand (200,000) Class A Units with corresponding Capital Contributions equal to, or greater than, Two Hundred Thousand Dollars ($200,000) (the **"__Minimum Funding__"**), from potential Class A Members, whose Funding Agreements have been accepted by the Manager on behalf of the Company. If the Company fails to obtain subscriptions equal to, or greater than, the Minimum Funding prior to July 1, 2024, then the Manager shall terminate the operations of the Company and wind up its business and the Capital Contributions shall be returned.

Section 2.03 __Initial Closing, Initial Capital Contributions and Class A Units__. Upon the date determined in the reasonable discretion of the Manager, which in no event shall occur before the Company has received subscriptions equal to, or greater than, Minimum Funding, all potential Class A Members who have properly executed and delivered Funding Agreements and signature pages of this Agreement to the Escrow Agent shall be admitted as Class A Members (the **"__Initial Closing__"**); **__provided__, __however__**, that the Manager has accepted the Funding Agreement of each such potential Class A Member. The consideration for each Class A Unit at the Initial Closing shall equal to One Hundred Dollars ($100) per Class A Unit. As of the date of the Initial Closing, each new Class A Member shall be credited with having made an initial Capital Contribution to the Company pursuant to the terms and conditions of this Agreement in the amount set forth in such Class A Member's Funding Agreement. **Exhibit A** hereto shall be amended to reflect the number of Class A Units for which such Class A Member has subscribed, and the Capital Contributions made to the Company. Furthermore, the Manager shall promptly cause the Company to issue a Certificate representing such number of Class A Units to such Class A Member. **Exhibit A** shall further be amended from time to time to reflect the admission of new Class A Members and to reflect any changes to the Capital Contributions that may occur. Upon the occurrence of the Initial Closing, the Escrow Agent shall be authorized to deliver the funds that are held by the Escrow Agent on behalf of each Class A Member to the Company.

Section 2.04 Subsequent Closings. All closings of Class A Units subsequent to the Initial Closing (each, a "**Subsequent Closing**") shall be made in the sole and absolute discretion of the Manager, provided that the final closing will occur no later than December 31, 2024 (the "**Final Closing**"). Subsequent Closing shall be subject to all potential new Class A Members having delivered properly executed Funding Agreements and signature pages of this Agreement and the Manager accepting such Funding Agreement on behalf of the Company. As of the date of any Subsequent Closing, each new Class A Member shall be credited with having made a Capital Contribution to the Company pursuant to the terms and conditions of this Agreement in the amount set forth in such new Class A Member's Funding Agreement. **Exhibit A** hereto shall be amended to reflect the number of Class A Units for which such new Member has subscribed and the Capital Contribution made to the Company. Furthermore, the Manager shall promptly cause the Company to issue a Certificate representing such number of Class A Units to each new Class A Member.

Section 2.05 Company Indebtedness.

(a) The Manager shall have the right, at its option, to cause the Company to obtain financing and may enter into one or more credit facilities (collectively, the "**Indebtedness**") from time to time in order to pay Company Expenses or carry out any other purpose of the Company, and in furtherance thereof, the Manager may pledge or otherwise encumber assets of the Company to secure any such Indebtedness.

Section 2.06 Withdrawal or Reduction of Members' Capital Contributions. No Member shall have the right to withdraw. A Member shall not receive out of the Company's property all or any part of such Member's Capital Contributions except as provided herein.

Section 2.07 Interest and Preferential Rights. Except as otherwise specifically herein, no interest shall accrue on any Capital Contributions, and no Member shall have any preferential rights with respect to distributions or upon dissolution of the Company.

Section 2.08 Membership Interests, Exhibit A Amendments. Each Member shall be credited with the Units, Membership Percentage, and Capital Contributions on **Exhibit A**. The amounts shown on **Exhibit A** with respect to the Units, Membership Percentage and Capital Contributions shall be appropriately adjusted to reflect any Capital Contributions made by Members, any withdrawals or reductions in Capital Contributions, any changes in the membership of the Company or any Transfers of Membership Interests. **Exhibit A** shall also be amended from time to time to reflect any changes in the addresses of Members. Until the Final Closing, the Membership Percentages for the Class A Units shall be based upon a Fifteen Million Dollar ($15,000,000) valuation. Until (and in the event of) a new class of equity or other security is issued by the Company, the Class B Member shall be considered to hold all of the remaining Financial Rights in the Company not held by the Class A Members' Membership Percentages, regardless of whether the Class B Member actually holds the unissued Class A Units.

Section 2.09 Capital Accounts.

(a) Creation of Capital Accounts. The Company shall establish a "**Capital Account**" for each Member and the Capital Accounts shall initially be credited with the amount of the Members' respective Capital Contributions. Notwithstanding anything to the contrary

contained in this Agreement, the Capital Account of each Member shall be determined and maintained throughout the full term of the Company in accordance with the capital accounting rules of Regulations Section 1.704-1(b)(2)(iv). In general, each Member's Capital Account shall be:

(1) Credited with such Person's Capital Contributions, such Person's distributive share of Profits (including Profits from a sale or disposition of Company assets), and any items in the nature of income or gain which are specially allocated pursuant to Section 4.04 and Section 4.04 hereof, and the amount of any Company liabilities assumed by such Person or which are secured by any Property distributed to such Person; and

(2) Debited with the amount of cash and the Gross Asset Value of any property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, and any items in the nature of expenses or losses which are specially allocated pursuant to Section 4.04 and Section 4.04 hereof, and the amount of any liabilities of such Person assumed by the Company or which are secured by any property contributed by such Person to the Company.

(b) **Transfers of Capital Accounts.** Upon the transfer by any Member of all or part of his Financial Rights in the Company, the proportionate amount of his Capital Account, determined as provided herein, shall be transferred to the transferee of such interest; **provided, however,** that no transfer of any interest in the Company shall, in and of itself and to the extent permitted by law, relieve the transferor of any obligation to the Company, including, but not limited to, any such transferor's obligation to contribute to the capital of the Company.

(c) **Compliance with Regulations.** The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent therewith. If the Manager determines it prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulation, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 4.06 hereof upon the dissolution of the Company. The Manager also shall (1) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (2) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b). The Manager shall take into account Code Section 752(c) and any other applicable provisions of the Code and Regulations in determining the amount of any liability to be included in a Member's Capital Account for purposes of Section 2.09(a)(1) and Section 2.09(a)(2) hereof.

Section 2.10 **Rights of Members to Capital.** No Member shall be entitled to the return of any capital of the Company except upon the repurchase by the Company of part or all of such Member's Membership Interest as provided herein, or upon liquidation of the Company's assets pursuant to Section 4.06. No Member shall have the right to require partition of the Company's property or to compel any sale or appraisal of the Company's assets.

Section 2.11 **Grant of Units.** The Manager shall have the right to grant transfer Units to employees and officers of the Company pursuant to any employee benefit plan, incentive award program or other employee compensation arrangement, plan or program approved by the Company's Managers, or other Parties in furtherance of the development of the Picture.

ARTICLE 3. EXPENSES AND FEES

Section 3.01 **Company Expenses.**

(a) The Company shall bear and be charged with the following costs and expenses of the Company paid or payable to third parties (and shall promptly reimburse the Manager or its Affiliates, as the case may be, to the extent that any of such costs and expenses are paid to third parties directly by such entities) (the "**Company Expenses**"):

(1) Fees and expenses for attorneys and accountants;

(2) Expenses in the development and exploitation of the Picture;

(3) All out-of-pocket costs and expenses, incurred in carrying out the purpose of the Company;

(4) Interest on and fees and expenses arising out of Indebtedness, including, but not limited to, the arranging thereof;

(5) The costs of any litigation, D&O liability or other insurance and indemnification or extraordinary expense or liability relating to the affairs of the Company;

(6) Expenses of liquidating the Company;

(7) Any taxes, fees or other governmental charges levied against the Company and all expenses incurred in connection with any tax audit, investigation, settlement or review of the Company; and

(8) Salaried employees of the Company.

(b) The Manager may withhold on a *pro rata* basis from any distributions amounts necessary to create, in its sole and absolute discretion, appropriate reserves for expenses and liabilities, contingent or otherwise, of the Company.

ARTICLE 4. DISTRIBUTIONS; ALLOCATION OF PROFITS AND LOSSES; LIQUIDATION PROCEEDS

Section 4.01 **Distributions .**

(a) The Company may, but is not obligated to, make current distributions out of its Available Cash Flow as the Managers in their sole discretion may determine. Such distributions shall be made to the Members *pro rata* based upon their respective Membership

Percentages. Membership Percentages for the Class A Members shall be based upon such Class A Members Capital Contribution at a Fifteen Million Dollar ($15,000,000) valuation.

Section 4.02 **Profit Allocations.** Subject to Section 4.03, Section 4.04 and Section 4.05 hereof, Profits of the Company for each fiscal year, and all items of income entering into the determination of such Profits, shall all be allocated based on the method of which distributions are required to be made pursuant to Section 4.01.

Section 4.03 **Loss Allocations.** Subject to Section 4.04 and Section 4.05 hereof, Losses of the Company for each fiscal year, and all items of expenses and deductions entering into the determination of such Losses, shall all be allocated to the Class A Members *pro rata* in accordance with their respective Membership Percentages.

Section 4.04 **Special and Curative Allocations.** Special and curative allocations shall be made to the extent required by Sections 1.704-2 and 1.704-3 of the Regulations.

Section 4.05 **Other Allocation Rules.**

(a) **Adjustments for Timing Differences.** To the extent the Company recognizes income for federal income tax purposes prior to actual receipt, appropriate adjustments to distributions shall be made upon receipt thereof so that such amounts are distributed in the same manner as such income was allocated.

(b) **Allocation of Certain Recapture Items.** To the maximum extent possible, any income recapture under Code Sections 1245 and 1250 shall be allocated to the Members in the same proportions as the depreciation deductions giving rise to such income or recapture were allocated among such Members and their respective predecessors in interest in accordance with applicable Regulations.

(c) **Transfer of Financial Rights.** In the event of a transfer of any portion of a Member's Financial Rights in the Company, and/or in the event of any increase or decrease in the Membership Percentage of any Member in the Company, whether arising out of or in connection with the entry of a new Member, the liquidation, partial or whole, of any Member's interest or otherwise, after the admission of any Member, the share of the Profits, Losses and gains or losses from the disposition of the Property, and each item of income and expense pertaining thereto, of the respective Members shall be fixed and determined by reference to the income and expenses reflected on the books and records of the Company according to the following convention: a Member admitted on or before the 15th day of the month shall be deemed admitted as of the 1st day of that month and a Member admitted after the 15th day of the month shall be deemed admitted as of the first day of the following month; **provided, however,** that if this convention is not permitted under applicable Regulations, a convention permitted under such Regulations approximating the foregoing as closely as possible will be used.

(d) **Section 704(c) Allocations.** In accordance with Code Section 704(c) and the Regulations thereunder, items of income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value. In the event the Gross

Asset Value of any Company asset is adjusted pursuant to the terms of this Agreement, subsequent allocations of income, gain, loss and any deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.05(d) are solely for purposes of federal, state and local taxes and shall not affect or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

(e) **Ordinary Income and Capital Gain Items.** The characterization of allocations as ordinary income and capital gains, including the allocation of gain recognized for federal income tax purposes from a disposition of Company assets shall be proportionate to allocations of Profits and Losses to the Members.

(f) **Certain Available Cash Flow Distributions.** To the extent permitted by Regulations Section 1.704-2(h)(3), the Manager shall endeavor to treat distributions of Available Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

(g) **Allocations to Have Substantial Economic Effect.** The allocations hereunder are intended to have substantial economic effect and/or be in accordance with the Members' interests in the Company as such terms are defined in Code Section 704(b) and the Regulations promulgated thereunder.

(h) **Allocations Determinative for Tax Purposes.** The Members are aware of the income tax consequences of the allocations made by this Article 6 and hereby agree to be bound by the provisions of this Article 6 in reporting their shares of Company income and loss for income tax purposes.

Section 4.06 **Distributions Upon Liquidation.** Upon the liquidation of the Company, the Manager or other Persons required or permitted by law to carry out the winding up of the affairs of the Company shall make or cause to be made a full accounting of the Company assets and liabilities, and the proceeds therefrom, to the extent sufficient therefore, shall be applied and distributed in the following order:

(a) To the extent of a liquidation in cash:

(1) To the payment of creditors in accordance with Section 79-29-813 of the Act (including any Member who has made a loan to the Company), in the order of priority as provided by law, except any claims of creditors whose obligations will be assumed or otherwise transferred on the liquidation of the Company assets;

(2) To the setting up of any reserves which the Manager deems reasonably necessary for any contingencies or unforeseen liabilities or obligations of the Company. Such reserves shall be paid over by the Manager to a bank or an attorney-at-law as escrow agent

to be held for the purpose of disbursing such reserves in payment of any of the aforementioned contingencies. At the expiration of such period as the Manager shall deem advisable, the escrow agent shall distribute the balance thereof in the manner and order as provided in this Section 4.06;

(3) To the Members in accordance with the positive balances of their respective Capital Accounts, as adjusted pursuant to Section 2.09 hereof after allocation of Profits, Losses, and items of income, gain, loss and deduction for the year of the liquidation in accordance with Section 4.02, Section 4.03, Section 4.04, and Section 4.05 and after making any distributions pursuant to Section 4.01 hereof. In the event the proceeds are less than the total of the Capital Accounts of the Members, said proceeds shall be distributed among the Members based on the ratio that each Member's individual Capital Account (as adjusted) bears to the total Capital Accounts of all Members; and

(4) If the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Section 4.06 to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. Notwithstanding any other provision of this Section 4.06, in the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but the Company is not actually dissolved, the Company assets shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, the Company shall be deemed to have distributed its assets in kind to the Members who shall be deemed to have assumed and taken subject to all Company liabilities, all in accordance with their respective Capital Accounts. Immediately thereafter, the Members shall be deemed to have recontributed the assets in kind to the Company, which shall be deemed to have assumed and taken subject to all such liabilities.

(b) To the extent of a liquidation of the assets of the Company in kind, the fair market value thereof shall be determined and each Member shall receive an undivided interest therein equal to the portion of the proceeds to which he, she or it would be entitled under Section 4.06(a) hereof if such assets were sold or otherwise converted to cash.

Section 4.07 Withholding. Notwithstanding any other provision of this Agreement, the Manager is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Code Sections 1441, 1442, 1445 and 1446. To the extent that the Company is required to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to the Member or assignee (including by reason of Code Section 1446), the amount withheld shall be treated as a distribution of cash in the amount of such withholding to such Member.

Section 4.08 Consequences of Distributions. Upon the determination to distribute, remit or pay funds in any manner expressly provided in this Article 6, made in good faith, the Members shall incur no liability on account of such distribution, even though such distribution

may have resulted in the Company retaining insufficient funds for the operation of its business, which insufficiency resulted in loss to the Company or necessitated the borrowing of funds by the Company.

ARTICLE 5. RIGHTS AND DUTIES OF MANAGER

Section 5.01 Management. The business and affairs of the Company shall be managed by its Manager. Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of the Act, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

Section 5.02 Election and Number. Except as set forth in Section 5.04, the Manager shall be elected by the Class B Members at a meeting of such Class B Members and shall serve until its successor is elected and qualified. Managers need not be residents of the State of Mississippi nor hold Membership Interests.

Section 5.03 Removal or Resignation of Manager.

(a) The Manager may be removed with or without cause by a vote of Class B Members holding a majority in interest of the Class B Units. Such vote may be held at a meeting called expressly for that purpose, notice of which shall have referred to the proposed action (except as provided in Section 6.03 and Section 6.06).

(b) The Manager may resign at any time by giving written notice to the Members. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(c) The removal or resignation of a Manager who is also a Member shall not affect the rights of such Manager as a Member and shall not in itself constitute the withdrawal, retirement or expulsion of such Member.

Section 5.04 Filling of Vacancies. A vacancy occurring in the office of the Manager for any reason shall be filled by the Class B Members holding a majority in interest of the Class B Units, notice of which shall have referred to the proposed election (except as provided in Section 6.03 and Section 6.06).

Section 5.05 Initial Manager. Initially, and until replaced by the Class B Members pursuant to Section 5.02, Section 5.03, and Section 5.04, the Manager shall be YOCHANAN MARCELLINO.

Section 5.06 Powers of Manager. Except to the extent otherwise provided herein, the Manager shall have the sole and exclusive right to manage the business of the Company and shall have all of the rights and powers which may be possessed by a Manager under the Act including, without limitation, the right and power to:

(a) Make all decisions concerning the investigation, selection, negotiation, structuring, commitment to, monitoring of the business of the Company;

(b) Direct the formulation of investment policies and strategies for the Company;

(c) Enter into Closings pursuant to Article 2;

(d) Raise funds for the Company by issuing new classes of equity in the Company, or issuing or selling any options, warrants, convertible securities, or other rights to purchase or subscribe for Units, which new classes of equity may have the effect of diluting the Members of the Company;

(e) Open, maintain and close bank accounts and draw checks or other orders for the payment of money and open, maintain and close brokerage, money market fund and similar accounts;

(f) Hire for usual and customary payments and expenses consultants, investment bankers, brokers, appraisers, attorneys, accountants and such other agents for the Company as it may deem necessary or advisable, including, without limitation, for any management, construction, leasing and other property management services, and authorize any such agent to act for and on behalf of the Company;

(g) Enter into, execute, maintain and/or terminate contracts, undertakings, agreements and any and all other documents and instruments in the name of the Company, and do or perform all such things as may be necessary or advisable in furtherance of the Company's powers, objects or purposes or to the conduct of the Company's activities;

(h) Incur Indebtedness and provide indemnities in connection therewith, on a recourse or non-recourse basis, on behalf of the Company and, in its discretion, secure any and all of such Indebtedness with the assets of the Company;

(i) Act as the "Partnership Representative" under the Code and in any similar capacity under state, local or foreign law;

(j) Make, in its sole discretion, any and all elections for U.S. federal, state, local and foreign tax matters, including any election to adjust the basis of Company property pursuant to Sections 734(b), 743(b) and 754 of the Code or comparable provisions of state, local or foreign law; and

(k) Acquire by purchase, or otherwise, from any Person any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company (and the fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Manager from dealing with that Person);

(l) Execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, guarantee, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company's assets;

(m) Prepay in whole or in part, refinance, recast, increase, modify, or extend any Indebtedness and in connection therewith execute any extensions or renewals of encumbrances on any or all of the Company's assets;

(n) Hold and own any Company real and/or personal properties in the name of the Company;

(o) Supplement, amend or modify this Agreement (provided the majority vote of the Class B Members has been obtained);

(p) Enter into a sale of the business or a sale of the Company or substantially all of the assets of the Company, or enter into a merger with another entity irrespective of whether the Company is the surviving entity

(q) Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company, or any Manager or Member in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith; and

(r) Exploit the Picture and enter into any arrangement regarding the intellectual property of the Picture in furtherance of the business.

Section 5.07 Authority of Agents. Unless authorized to do so by this Agreement or by the Manager, no attorney-in-fact, employee or other agent of the Company shall have the power or the authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager to act as an agent of the Company in accordance with the foregoing.

Section 5.08 Right to Rely on Manager. Any Person dealing with the Company may rely (without duty or further inquiry) upon a certificate signed by any Manager as to:

(a) The identity of the Manager or any Member;

(b) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by the Manager or which are in any other manner germane to the affairs of the Company; or

(c) The Persons who are authorized to execute and deliver any instrument or document of the Company.

Section 5.09 Limitation on Liability.

(a) A Manager shall not be liable for any action taken as a Manager, or any failure to take action as a Manager, except (i) to the extent that such loss or damage shall have been the result of gross negligence or willful misconduct, or (ii) except as otherwise specifically required by the Act, to the extent that such Manager may be liable for wrongful distributions under the Act, but, in no event later than two (2) years after the distribution.

(b) A Member shall not be liable for any action taken as a Member, except (i) for failure to make a Capital Contribution pursuant to this Agreement and the Funding Agreement, or (ii) except as otherwise specifically required by the Act, to the extent that such Member may be liable for wrongful distributions under the Act, but, in no event, later than two (2) years after the distribution.

Section 5.10 Compensation and Reimbursement. Except as expressly provided in herein, no Manager or Member shall have any right to compensation for any services performed on behalf of the Company except (a) under employment contracts ratified by the Manager and approved by all Members, or (b) as otherwise provided in this Agreement. Notwithstanding the foregoing, a Manager shall have the right to be reimbursed by the Company for any out-of-pocket expenses incurred by such Manager in connection with any services performed by such Manager on behalf of the Company. All normal, day-to-day expenses of operating the Company (such as salaries of employees, rent and general office expenses) shall be borne by the Company. The Company shall pay the legal and other expenses incurred in connection with the formation of the Company and will pay legal and other expenses associated with its business.

Section 5.11 Contracts With Affiliates. The Company may acquire property or services from, and have other transactions with, persons who are Members, Manager or its respective Affiliates

ARTICLE 6. MEETINGS OF CLASS B MEMBERS AND ACTIONS ON WRITTEN CONSENT

Section 6.01 Regular Meetings. Regular meetings of the Class B Member(s) may be held at such time and at such place as shall from time to time be determined by the Class B Member(s). The dates, times and places of regular meetings shall be announced at a meeting of the Class B Member(s) and such notice shall be effective immediately as to Class B Member(s) who are present at the meeting. As to Class B Member(s) who are not present at the meeting, such notice shall be effective as specified in Section 2.01 hereof (which notice for this purpose may include the minutes of the meeting at which the dates, times and places of the regular meetings are set). If the date, time and place of more than one regular meeting is established in accordance with the above procedure, then no further notice is required. If the date, time and place of one or more regular meetings is changed, then said changes shall be effective immediately as to those Members present at any meeting of the Class B Member(s) at which such changes are announced, and shall be effective as to those other Class B Member(s) when notice is delivered as specified in Section 2.01 hereof (which notice for this purpose may include the minutes announcing such change).

Section 6.02 Special Meetings. Special meetings of the Class B Members, for any purpose or purposes, including, without limitation, proposals to amend the Certificate of Formation or elect Managers, may be called by the Manager or by the Class B Members holding in the aggregate at least ten percent (10%) of the Class B Units.

Section 6.03 Action by Class A Member Without a Meeting. Action required or permitted to be taken at a meeting of Class B Member(s) may be taken without a meeting. If Class B Member(s) holding a majority in interest of the Class B Units consent to voting on such action without a meeting, the affirmative vote of the Class B Member(s) that would otherwise be

necessary to authorize or to take such action at a meeting shall be sufficient to constitute the act of the Class B Member(s) without a meeting. The action without a meeting must be evidenced by one (1) or more written consents describing the action taken, signed by Class B Members holding a majority in interest of the Class B Units in one (1) or more counterparts, indicating each signing Class B Member's vote or abstention on the action and delivered to the Company for inclusion in the minutes or filing with the Company records. A consent signed under this Section 6.03 has the effect of a meeting vote and may be described as such in any document.

Section 6.04 Place of Meetings; Telephone Meetings. The Class B Member(s) may designate any place, either in or outside the State of Mississippi, as the place of any meeting of the Class B Member(s). If no designation is made, the place of meeting shall be the principal executive office of the Company in the State of Mississippi. A meeting may take place by telephone conference call or any other form of electronic communication through which the Class B Member(s) participating may simultaneously hear each other. Such meeting shall be deemed to be held at the principal executive office of the Company or at the place properly named in the notice calling the meeting. The Class B Member(s) may elect any one of their number to act as chairman of any meeting.

Section 6.05 Notice of Meetings. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) days (or any shorter period that may hereafter be permitted by the Act) nor more than two (2) months before the date of the meeting, either personally or by mail, by or at the direction of the Person calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered as provided in Section 2.01 hereof or in the Act. The business conducted at any meeting need not be limited to the matters referenced in the notice of the meeting. No notice shall be required for action on written consent pursuant to Section 6.03 above.

Section 6.06 Waiver of Notice. When any notice is required to be given to any Member, a waiver (or counterpart) thereof in writing signed by Members entitled to such notice holding a Majority in Interest of the Member(s), whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Attendance by a Member at a meeting is a waiver of notice of such meeting, except if the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not otherwise participate in the consideration of any matter at the meeting.

Section 6.07 Record Date. For the purpose of determining Class B Member(s) entitled to notice of or to vote at any meeting of Class B Member(s) or any adjournment thereof, or Class B Member(s) entitled to receive payment of any distribution, or in order to make a determination of Class B Member(s) for any other purpose, the day before the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Class B Member(s). When a determination of Class B Member(s) entitled to vote at any meeting of Class B Member(s) has been made as provided in this Section 6.07, such determination shall apply to any adjournment thereof.

Section 6.08 Voting List. When a record date for any meeting has been set or any notice of a meeting has been mailed, the Managers of the Company shall prepare a list of names of all Class B Member(s) who are entitled to vote at the meeting and show the address of and Class A Units held by each Class A Member as reflected in the records of the Company. Such list shall be available for inspection and copying by any Member, beginning two (2) business days after notice of the meeting is given and continuing through the meeting at the Company's principal executive office. Such list shall be identical to **Exhibit A** hereto, as amended from time to time, unless the Managers prepare an alternative list.

Section 6.09 Quorum. Class B Member(s) holding at least a majority in interest of the Class B Units, represented in person or by proxy, shall constitute a quorum at any meeting of Members except for any matter that requires the approval of a greater proportion of the Class B Member(s) pursuant to the Act, the Certificate of Formation, or this Agreement. A quorum, once present, is not broken by the subsequent withdrawal of any Member. A meeting may be adjourned, despite the absence of a quorum, by the chairman of the meeting or by Class B Member(s) holding at least a majority in interest of the Class B Units present in person or represented by proxy, until a quorum shall be present or represented.

Section 6.10 Required Vote; Manner of Acting. If a quorum is present, the affirmative vote of Class A Members holding at least a majority in interest of the Class B Units present at the meeting shall be the act of the Class B Member(s), except as to matters which the consent of a lesser or a greater proportion of the Class B Member(s) is otherwise required by the Act, the Certificate of Formation or this Agreement.

Section 6.11 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by a Member or by a duly authorized attorney-in-fact, to the extent permitted by the Act. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Section 6.12 Vote of Class A Members. Unless specifically required by the Act, the Certificate of Formation, of this Agreement, the Class A Members shall not be entitled to vote on matters before the Company.

ARTICLE 7. INDEMNIFICATION

Section 7.01 Standard for Indemnification. The Company shall indemnify, and upon request shall advance expenses prior to final disposition of a Proceeding to, any Person (the "**Indemnified Person**")(or the estate or personal representative of any Person) who is or was a Party to, or is threatened to be made a Party to, any Proceeding, whether or not by or in the right of the Company, by reason of the fact that such Person is or was a manager, employee or agent of the Company, or is or was serving at the request of the Company as a manager, director, officer, partner, trustee, employee or agent of another limited liability company, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any Liability to the fullest extent permitted by the Act if the acts or omissions of the Indemnified Persons did not constitute gross negligence or willful misconduct. The Company may, to the fullest extent permitted by law,

purchase and maintain insurance on behalf of any such Person against any Liability which may be asserted against him.

Section 7.02 Effect of Provisions. The rights to indemnification and advancement of expenses set forth in this Article 9 are intended to be greater than those which are otherwise provided for in the Act, are contractual between the Company and the Person being indemnified, and the heirs, executors and administrators of such person, and in this respect are mandatory, notwithstanding a person's failure to meet the standard of conduct required for permissive indemnification under the Act, as amended from time to time. The rights to indemnification and advancement of expenses are set forth in this Article 9 shall not be deemed exclusive of any other rights to which those Persons seeking indemnification or advancements of expenses may be entitled or granted by law, the Certificate of Formation, this Agreement, vote of the Manager or the Members, or an agreement with the Company, which means of indemnification and advancement of expenses are hereby specifically authorized.

Section 7.03 Repeal or Modification. Any repeal or modification of the provisions of this Article 9 shall not affect any obligations of the Company or any rights regarding indemnification and advancement of expenses of a Person with respect to any Proceeding for which indemnification or the advancement of expenses is requested, in which the alleged cause of action accrued at any time prior to such repeal or modification. If an amendment to the Act hereafter limits or restricts in any way the indemnification rights permitted by law as of the date hereof, such amendment shall apply only to the extent mandated by law and only to activities of Persons subject to indemnification under this Article 9 which occur subsequent to the effective date of such amendment.

Section 7.04 Effect of Invalidity of Article. If this Article 9 or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Person as to any Liability incurred or other amounts to be paid with respect to any Proceeding, including, without limitation, a grand jury Proceeding and any Proceeding by or in the right of the Company, to the fullest extent permitted by any applicable portion of this Article 9 that shall not have been invalidated, by the Act, or by any other applicable law.

ARTICLE 8. FISCAL MATTERS

Section 8.01 Books and Records. Full and accurate books and records of the Company (including without limitation all information and records required by the Act) shall be maintained at its principal place of business showing all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary for recording the Company's business and affairs. All Members (including Class A Members) shall have the right to inspect and copy the books and records of the Company, during regular business hours, at the Company's principal place of business, upon provision of notice in writing by any Member (including a Class A Member) to the Company at least thirty (30) days before the date on which such Member desires to inspect and copy said books and records.

Section 8.02 Fiscal Year. The fiscal year of the Company shall be the calendar year.

Section 8.03 Tax Status. Notwithstanding any provision hereof to the contrary, solely for purposes of the federal income tax laws, each of the Members hereby recognizes that the Company will be subject to all provisions of Subtitle A, Chapter 1, Subchapter K of the Code; **provided, however,** that the filing of a United States Partnership Return of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

Section 8.04 Reports to Members. Each of the following reports shall be prepared at the Company's expense, and shall be delivered to each Member (including Members holding Class B Units):

(a) Within seventy-five (75) days after the end of each fiscal year, all information reasonably requested by Members for the preparation of the Members' federal, state and local income tax returns;

(b) Within thirty (30) days after the end of each fiscal quarter, all information necessary for the preparation of any quarterly federal, state or local income tax returns of the Members; and

(c) Within ninety (90) days after the end of each fiscal year, an annual report of the activities of the Company, including a balance sheet, income statement and a statement of cash flow.

Section 8.05 Accounting Decisions. All decisions as to accounting matters, except as expressly provided in this Agreement, shall be made by the Manager.

Section 8.06 Bank Accounts. All funds of the Company shall be deposited in its name at the Company's principal financial institution or other financial institutions, and subject to such signatories, as may be approved by the Manager.

Section 8.07 Partnership Representative. The "**Partnership Representative**" shall mean the Member responsible for all administrative and judicial proceedings for the assessment and collection of tax deficiencies or the refund of tax overpayment arising out of any Member's distributive share of items of income, deduction, credit and/or of any other Company item (as that term is defined in the Code or in the Regulations) allocated to the Members affecting any Member's tax liability. The initial Partnership Representative shall be YOCHANAN MARCELLINO. The Partnership Representative shall promptly give notice to all Members of any administrative or judicial proceeding pending before the Internal Revenue Service involving any Company item and the progress of any such proceeding. Such notice shall be in compliance with such regulations as are issued by the Internal Revenue Service. The Partnership Representative shall have all the powers provided to a "partnership representative" in Code Sections 6221 through 6233, including the specific power to extend the statute of limitations with respect to any matter which is attributable to any Company item or affecting any item pending before the Internal Revenue Service and to select the forum to litigate any tax issue or liability arising from Company items. The Partnership Representative shall be a Person elected by Members holding a Supermajority of Voting Percentages. The Partnership Representative shall be entitled to reimbursement for any and all reasonable expenses incurred with respect to any administrative

and/or judicial proceedings affecting the Company. Notwithstanding the foregoing, the Manager shall be responsible for the preparation and timely filing of all tax returns, franchise tax returns and annual reports of the Company, and shall have the sole and absolute discretion to make any and all tax elections with respect thereto. The initial Partnership Representative shall be the Manager.

ARTICLE 9. TRANSFER OF CLASS A UNITS; TERMINATION OF CLASS A UNITS; INVESTOR REPRESENTATIONS

Section 9.01 Transfer of Class A Units.

(a) A Class A Unit or portion thereof may be transferred only (i) by operation of law resulting from such Class A Member's death, disability, dissolution, bankruptcy or incompetence or (ii) with the written consent of the Manager, which consent may be withheld in the Manager's sole and absolute discretion and shall not be subject to challenge by any potential assignor or assignee.

(b) Unless otherwise waived by the Manager, in its sole and absolute discretion, any Transfer shall be made only upon the receipt by the Company of an opinion of counsel (which opinion shall be obtained at the expense of the transferor) that the Transfer will be made pursuant to an available exemption from registration under the 1934 Act and applicable state securities laws and of an executed and complete Funding Agreement. A Class A Member who Transfers all or any portion of a Class A Unit may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Company in connection with the Transfer. Any transferee of Class A Units shall be bound by this Agreement, in addition to any representations made under the Funding Agreement.

(c) Any transferee acquiring a Class A Unit by operation of law as a result of the death, dissolution, bankruptcy or incompetence of any Class A Member or otherwise will be entitled to the allocations and distributions allocable to the Class A Units so acquired, to Transfer all or any portion of a Class A Units in accordance with the terms of this Agreement and to tender all or any portion of a Class A Unit for repurchase by the Company, but will not be entitled to the other rights of a Class A Member unless and until the Transferee becomes a substituted Class A Member of the Company. If a Class A Member Transfers its Class A Units with the approval of the Manager, the Company will take all necessary actions so that each transferee or successor to whom the Class A Unit is transferred are admitted to the Company as a Class A Member.

(d) In subscribing for Class A Units, a Class A Member agrees to indemnify and hold harmless the Company, the Manager, each other Class A Member and its Affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any Transfer made by that Class A Member in violation of these provisions or any misrepresentation made by that Class A Member in connection with any Transfer.

Section 9.02 Withdrawal and Removal of Class A Members.

(a) Withdrawal. Except as provided herein, a Class A Member may not withdraw from the Company (whether voluntarily, by operation of law or otherwise) prior to the dissolution and winding up of the Company except in connection with a Transfer of its a Class A Unit and substitution of another Person as a Class A Member, or repurchase of such Class A Member's Units, pursuant to, and in compliance with, the provisions of this Article 11 of this Agreement.

(b) Removal. Any Member may immediately be removed of his interest in the Company if one or more of the following occur: any act of the Member involving fraud; embezzlement; or conviction, indictment or ongoing investigation (whether or not a final disposition the investigation has or has not yet been obtained) of a felony. In the event any of the aforementioned causes have occurred arising to the level of removing the Member, then such Members Capital Contribution shall be returned to the Member. The removal of a Member under this paragraph shall be in the Manager's sole discretion.

Section 9.03 Subsequent Holders of Class A Units. The terms and provisions of this Agreement shall be binding upon the holders of any Class A Units (including Financial Rights) purchased or otherwise acquired from any Member, and such subsequent holders of Class A Units shall become parties to this Agreement as Members by executing a counterpart hereof and any guaranty required by the lender to evidence such subsequent holder's guaranty amount. Furthermore, such subsequent holders of Class A Units that become parties to this Agreement as Members shall be bound to any and all documents, instruments, agreements and certificates which the Company determines, through the approval of the Class B Members holding a majority in interest of the Class B Units and the consent of the Class A Members holding a majority in interest of Class A Units, to be binding upon its members, including but not limited to any and all documents, instruments, agreements and certificates relating to or arising from all guaranties executed in connection therewith.

Section 9.04 Representations by the Class A Members. As a material inducement to the company to sell the Class A Units to the Class A Member, each Class A Member represents and warrants to the company and the other members as follows, and acknowledges that by signing this agreement or [a subscription agreement], he, she or it has read and understands the following:

(a) Investment Purpose. The Class A Member is acquiring the Class A Units for his, her or its own account, not as an agent or nominee, and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities laws. the Class A Member further represents that he/she/it does not have any present contract, undertaking, understanding or arrangement with any person to sell, transfer or grant participations to such persons or any third person, with respect to the Class A Units.

(b) Reliance on Exemptions. The Class A Member understands that the Class A Units are being offered and sold to him/her/it in reliance on specific exemptions from the registration requirements of federal and state securities laws and that the company is relying in part upon the truth and accuracy of, and the Class A Member's compliance with the representations, warranties, agreements, acknowledgements and understandings of the Class A

Member set forth herein in order to determine the availability of the exemptions and the eligibility of the Class A Member to acquire the Class A Units.

(c) **Information.** The Class A Member and their advisors, if any, have been furnished with all materials relating to the business, finances and operations of the company and materials relating to the Class A Units which have been requested by the Class A Member and which are required under the 1933 act. The Class A Member and their advisors, if any, have been afforded the opportunity to ask questions of and to receive answers from the company's authorized representatives concerning the company, the picture, the company's business and prospects and the Class A Member has been permitted to have access to all information which him/her/it has requested in order to evaluate the merits and risks of the purchase of the Class A Units. The Class A Member has sought such legal and tax advice as him/her/it has considered necessary to make an informed investment decision with respect to his, her or its purchase of the Class A Units, and in determining to purchase Class A Units hereunder, the Class A Member is not relying on any representations of the company or any other member. The Class A Member is an investor in securities of companies in the development stage and acknowledges that him/her/it is able to fend for itself, can bear the economic risk of his, her or its investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Class A Units.

Section 9.05 **No Governmental Review.** The Class A Member understands that no arbitration board or panel, court or federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign has passed on or made any recommendation or endorsement of the Class A Units or the fairness or suitability of the investment in the Class A Units, nor have such authorities passed upon or endorsed the merits of the offering of the Class A Units.

Section 9.06 **Transfer or Resale.** The Class A Member understands that:

(a) The Class A Units have not been and are not being registered under the 1933 act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless subsequently registered thereunder, or in reliance on an available exemption from registration; and

(b) Neither the company nor any other person is under any obligation to register Class A Units under the 1933 act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(c) The Class A Units may need to be held indefinitely, and the Class A Member must continue to bear the economic risk of the investment in the Class A Units unless the Class A Units are subsequently registered under the 1933 act or an exemption from such registration is available. When and if the Class A Units may be disposed of without registration in reliance on rule 144 promulgated under the 1933 act, such disposition can be made only in limited amounts in accordance with the terms and conditions of such rule, and the Class A Member must deliver an opinion of counsel to the company reasonably acceptable to the company in form, substance and scope to the effect that the Class A Units may be sold or transferred under an

exemption from such registration, and if the rule 144 exemption is not available, public sale without registration will require compliance with an exemption under the 1933 act.

Section 9.07 **Risk of Investment.** The Class A Member is fully aware of the inherent risk of his, her or its investment in the company. The company's sole purpose is to invest in the production of the picture. This investment is extremely risky as are all investments in motion pictures. There is absolutely no certainty or guaranty that:

(a) The picture can be completed;

(b) The picture can be completed within the budget;

(c) A distribution arrangement can be finalized for the picture;

(d) A force majeure event will not occur which could prevent completion of the picture or cause the cost of completion of the picture to exceed the budget;

(e) Any profits will be realized or any cash distributed to any member;

(f) Or the picture will be successful. The Class A Member acknowledges that such member has read and understands the "risk factors".

Section 9.08 **Knowledge and Experience.** The Class A Member warrants that him/her/it has such knowledge and experience in financial, tax and business matters as to enable him/her/it to evaluate the merits and risks of his, her or its investment in the company and to make an informed investment decision with respect thereto.

Section 9.09 **Finders/Brokers .** The Class A Member has incurred no liability for commissions or other fees to any finder or broker in connection with the transactions contemplated by this agreement, the cost of which is in any part the liability of or payable by the company. The Class A Member has a pre-existing personal or business relationship with the company and/or any of its officers or controlling persons, or by his, her or its business or financial experience or the business or financial experience of its financial advisors who are unaffiliated with and who are not compensated by the company, directly or indirectly, could be reasonably assumed to have the capacity to protect his/her own interest in connection with the acquisition of the Class A Units. The Class A Member acknowledges that the offer and sale of the units was not accomplished by the publication of any advertisement.

Section 9.10 **Binding Agreement.** This Agreement is and will remain its valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditor's rights).

Section 9.11 **Confidentiality.** Members shall not, at any time, disclose or submit to any person, firm, corporation or other entity all or any part of this agreement or any confidential or proprietary information or trade secrets (collectively referred to as "confidential information") of the company, its affiliates, subsidiaries, owners, officers, directors, employees or agents obtained or learned by members, including, without limitation, information about the company, its

investors, other members, any capital contributions, and/or any information regarding the picture other than to members' agents or representatives or as required by law. Members recognize and acknowledge that the confidential information of the company is a valuable, special, and unique asset of and belongs solely to the company.

ARTICLE 1. DISSOLUTION, WINDING UP, AND TERMINATION OF THE COMPANY'S EXISTENCE

Section 1.01 Term. The Company shall have perpetual existence until dissolved and terminated as provided under this Agreement.

Section 1.02 Winding Up Affairs on Dissolution. Upon dissolution of the Company, the Manager or other Persons required or permitted by law to carry out the winding up of the affairs of the Company shall (a) promptly notify all Members of such dissolution, (b) wind up the affairs of the Company, (c) prepare and file all instruments or documents required by law to be filed to reflect the dissolution of the Company, and (d) after collecting the debts and obligations owed to the Company and after paying or providing for the payment of all liabilities and obligations of the Company, distribute the assets of the Company in accordance with Section 4.06 hereof.

Section 1.03 Waiver of Right to Partition and Decree of Dissolution. As a material inducement to each Member to execute this Agreement, each Member covenants and represents to each other Member that, during the period beginning on the date of this Agreement, no Member, nor such Member's heirs, representatives, successors, transferees or assigns, will attempt to make any partition whatever of the assets of the Company or any interest therein, whether now owned or hereafter acquired, and each Member waives all rights of partition provided by statute or principles of law or equity, including partition in kind or partition by sale. The Members agree that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in any court to dissolve the Company. The Members agree that there are fair and just provisions for payment and liquidation of the interest of any Member in the Company, and fair and just provisions to prevent a Member from selling or otherwise alienating his or her interest in the Company. Accordingly, each Member hereby waives and renounces his or her right to such a court decree of dissolution or to seek the appointment by court of a liquidator or receiver for the Company.

ARTICLE 2. GENERAL PROVISIONS

Section 2.01 Notices. Notice must be in writing except that oral notice is effective if it is reasonable under the circumstances and not otherwise prohibited by this Agreement. Notice may be communicated in person; by telephone, telegraph, teletype or other form of wire or wireless communication; or by mail or private carrier. If personal notice is impracticable, notice may be communicated by any means permitted by the Act. E-mailed notice is effective if electronic acceptance can be verified by a printout of such electronic acceptance or by other objective electronic means. Written notice by the Company to a Member is effective when mailed, if mailed postpaid and correctly addressed to the Member's address as reflected in the Company's records. Written notice to the Company may be addressed to the Company's Secretary at the Company's principal executive office. Written notice is effective at the earliest of the following: (i) when received; (ii) five (5) days after its deposit in the United States mail, if correctly addressed and

first class postage affixed thereon; (iii) on the date shown in the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee; or (iv) twenty (20) days after its deposit in the United States mail, as evidenced by the postmark if mailed correctly addressed, and with other than first class, registered or certified postage affixed. Oral notice is effective when communicated.

Section 2.02 **Integration.** This Agreement embodies the entire agreement and understanding among the Members and supersedes all prior agreements and understandings, if any, among and between the Members relating to the subject matter hereof.

Section 2.03 **Governing Law.** This Agreement and the rights of the Members shall be governed by and construed and enforced in accordance with the laws of the State of Mississippi and specifically the Act.

Section 2.04 **Severability.** In case any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby.

Section 2.05 **Terminology.** All personal pronouns used in this Agreement, whether used in the masculine, feminine, or neuter, gender, shall include all other genders; and the singular shall include the plural, and vice versa. Titles and Articles are for convenience only and neither limit nor amplify the provisions of this Agreement itself.

Section 2.06 **Amendment.** This Agreement may be amended, modified or supplemented in writing (1) with the unanimous consent of all of the Members (Class A Members and Class B Members).

Section 2.07 **Execution of Additional Instruments.** Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 2.08 **Waivers.** The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constitute a violation, from having the effect of an original violation.

Section 2.09 **Rights and Remedies Cumulative.** The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to sue any or all other remedies. Said rights and remedies are given in addition to any other rights the Members may have by law, statute, ordinance or otherwise.

Section 2.10 **Heirs, Successors and Assigns.** Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the Members hereto and to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

Section 2.11 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or by any creditor of a Member.

Section 2.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Section 2.13 Potential Conflicts. The Class A Members each acknowledge that the Company's and Manager's counsel prepared this Agreement on behalf of and in the course of his representation of the Company and the Manager, as directed by the Manager, and that each such Class A Member has (a) been advised that a conflict may exist between his interests and those of the Company and the other Class A Members; (b) been advised by the Company's and Manager's counsel to seek the advice of independent counsel; (c) had the opportunity to seek the advice of independent counsel; (d) received no representations from the Company's and Manager's counsel about the tax consequences of this Agreement; (e) been advised by the Company's and Manager's counsel that this Agreement may have tax consequences; (f) been advised by the Company's and Manager's counsel to seek the advice of independent tax counsel; and (g) had the opportunity to seek the advice of independent tax counsel.

IN WITNESS WHEREOF, the undersigned hereby agree, acknowledge and certify that the foregoing Agreement constitutes the Operating Agreement of IRON LILLY, LLC, a Tennessee limited liability company, duly adopted by the Members of the Company as of the date first above written.

[***Signatures on following pages***]

CLASS A MEMBER SIGNATURE PAGE
TO OPERATING AGREEMENT OF
IRON LILLY, LLC

IN WITNESS WHEREOF, the undersigned hereby agrees as a Class A Member of the Company on this the 1st day of January, 2023.

CLASS B MEMBER

CITY OF PEACE FILMS, INC., a Tennessee corporation

By:____________________________
Name: Yochanan Marcellino
Title: President

EXHIBIT A
TO
OPERATING AGREEMENT OF
IRON LILLY, LLC

Member's Name	Capital Contribution	Membership Percentage	Units
Class A Members			
___________________________ ___________________________ ___________________________	$_____	______%	______
Class B Member			
CITY OF PEACE FILMS, INC.	Development/ Production Services	100%	1,500
Total	**$**	**100%**	**1,500**